UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FOMO CORP. (OTC: FOMC)

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

344429105

(CUSIP Number)

Vikram Grover, 1 E. Erie St. Suite 525 Unit #2250, Chicago, IL 60611 Tel: (630) 286-9560

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

10/04/2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344429105	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles A. Szoradi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.

SOURCE OF FUNDS (see instructions)

Prior to these and previous sales, I had 1,500,000 Preferred B shares, which convert 1:1,000 to Common shares. In September 2021, FOMC granted conversion of 60,000 of my Preferred B shares to 60,000,000 Common shares. FOMC currently has over 6 billion outstanding shares. I understand that by Rule 144, I am eligible to sell up to 1% of the outstanding shares within a given 90-day period. I have started selling the 60m available and eligible Common shares each day with a rhythm that is up to 10% of the daily volume with a cap of 6m shares per day. On days when the volume exceeds 95m shares, my broker is selling up to 9m shares, if the stock is trading above the previous day’s closing price. I received the shares in a cashless transaction to sell my business Purge Virus, LLC to FOMC, and the proceeds of the sale will help me pay prior obligations and costs incurred to develop the business.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 60,000,000 of over 6.57B outstanding shares as of 10/5/2021
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000 Common Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.0092%
14.	TYPE OF REPORTING PERSON (see instructions) Individual Shareholder. Note: I am also a FOMC Advisory Board Member

CUSIP No. 344429105	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

The Securities are Common Stock and the Issuer is FOMO CORP. (OTC: FOMC)

Item 2. Identity and Background.

Charles A. Szoradi, Founder of Purge Virus, LLC

Item 3. Source or Amount of Funds or Other Consideration.

See #4 above.

Item 4. Purpose of Transaction.

See #4 above.

Item 5. Interest in Securities of the Issuer.

See #4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

I am a FOMC Advisory Board Member

Item 7. Material to Be Filed as Exhibits.

N/A

CUSIP No. 344429105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Charles A. Szoradi Insert Name

Shareholder and FOMC Advisory Board Member Insert Title

10/06/2021 Insert Date